--------------------------------------------------------------------------------

FORM 11-K - For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


    [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                       OR

    [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
           For the transition period from ___________ to ____________

                        Commission file number 001-15925

                   COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

                         COMMUNITY HEALTH SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

--------------------------------------------------------------------------------

              Delaware                                         13-3893191
   (State or other jurisdiction of                          (I.R.S. Employer
   incorporation or organization)                         Identification Number)

        155 Franklin Road, Suite 400
        BRENTWOOD, TENNESSEE                                  37027
        (Address of principal executive offices)              (Zip Code)

        Registrant's telephone number, including area code:   (615) 373-9600

--------------------------------------------------------------------------------

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                     PAGE

INDEPENDENT AUDITORS' REPORT                                           1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2000 AND 1999:

   Statements of Net Assets Available for Benefits                     2

   Statements of Changes in Net Assets Available for Benefits          3

   Notes to Financial Statements                                      4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

   Schedule of Assets Held at End of Year                              9

SIGNATURES                                                            10

EXHIBIT INDEX                                                         11

INDEPENDENT AUDITORS' CONSENT                                         12


Schedules other than that listed above have been omitted due to the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Participants and the Retirement Committee of Community Health Systems, Inc. 401(k) Plan

Brentwood, Tennessee

We have audited the accompanying statements of net assets available for benefits of Community Health Systems, Inc. 401(k) Plan (formerly Community Health Systems Retirement and Profit-Sharing Plan) (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2000 Plan's financial statements as of and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year then ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
June 26, 2001

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                       2000             1999
ASSETS
Investments:
      Investments                                   $62,045,794      $56,926,428
      Participant notes receivable                    1,613,295        1,159,108
                                                    -----------      -----------
          Total investments                          63,659,089       58,085,536
                                                    -----------      -----------

Receivables:
      Participant contributions                         535,164          310,748
      Employer matching contribution                  2,966,694        1,186,073
                                                    -----------      -----------
          Total receivables                           3,501,858        1,496,821
                                                    -----------      -----------

TOTAL ASSETS                                         67,160,947       59,582,357
                                                    -----------      -----------

LIABILITIES
Forfeitures in suspense                                  57,184          241,855
                                                    -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $67,103,763      $59,340,502
                                                    ===========      ===========

See notes to financial statements.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                         2000           1999
Additions to net assets attributed to:

Investment income:
      Net (depreciation) appreciation in fair
          value of investments                       $ (5,659,168)   $ 3,228,963
      Interest                                             94,972        462,163
      Dividends                                         3,178,944      2,518,679
                                                     ------------    -----------
          Total investment (loss) income               (2,385,252)     6,209,805
                                                     ------------    -----------

Contributions:
      Participant                                      14,365,830      9,547,266
      Employer basic                                           --        893,001
      Employer matching                                 2,966,694      1,201,720
                                                     ------------    -----------
          Total contributions                          17,332,524     11,641,987
                                                     ------------    -----------

Total additions                                        14,947,272     17,851,792
                                                     ------------    -----------

Deductions from net assets attributed to:
      Benefits paid to participants                     7,126,827      5,229,303
      Forfeitures in suspense                              57,184        241,855
                                                     ------------    -----------

Net increase                                            7,763,261     12,380,634
                                                     ------------    -----------

Net assets available for benefits:
      Beginning of year                                59,340,502     46,959,868
                                                     ------------    -----------
      End of year                                    $ 67,103,763    $59,340,502
                                                     ============    ===========

See notes to financial statements.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      GENERAL. Effective February 1, 1987, Community Health Investment Corporation (formerly known as CHS Management Corporation), a wholly-owned subsidiary of Community Health Systems, Inc. (the "Company"), adopted and approved the creation of the Community Health Systems, Inc. 401(k) Plan, formerly Community Health Systems Retirement and Profit Sharing Plan (the "Plan"). Subsequently, the Plan was adopted by the Company and its wholly-owned subsidiaries. The Plan and related trust are maintained for the exclusive benefit of the Plan participants, and no part of the trust may ever revert to the Company, except forfeitures of any unvested portion of a participant's "Matching Account", which may offset future Company contributions. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

      For those participating facilities of the Company, including the corporate offices, participation in the Plan is available to primarily all full-time employees after completion of six months of eligible service, as defined in the Plan document, or upon reaching his/her 21st birthday, whichever is later. Company employment includes all previous service with an acquired employer. All employees of the Company are entitled to participate except individuals covered by a collective bargaining contract and those employees covered by other retirement plans to which the Company is required to contribute.

      Berwick Hospital and Greensville Memorial Hospital were acquired on March 1, 1999 and commenced participation in the Plan on April 1, 1999. The King's Daughters Hospital was acquired on September 1, 1999 and commenced participation in the Plan on November 1, 1999. Big Bend Regional Medical Center was acquired on October 1, 1999 and commenced participation in the Plan on October 1, 1999.

      Southampton Memorial Hospital was acquired on March 1, 2000 and Lakeview Community Hospital was acquired on March 23, 2001. Both hospitals commenced participation in the Plan on April 1, 2000. Northeastern Regional Hospital was acquired on April 1, 2000 and commenced participation in the Plan on May 1, 2000. South Baldwin Regional Medical Center was acquired on June 1, 2000 and commenced participation in the Plan on July 1, 2000. Western Arizona Regional Medical Center was acquired on July 1, 2000 and commenced participation in the Plan on August 1, 2000.

      ADMINISTRATION. The Plan is administered by the Company's Retirement Committee of not less than three persons, all appointed by the Company's Board of Directors. The Retirement Committee is responsible for carrying out the provisions of the Plan, including the selection of the trustee. Northwestern Trust and Investors Advisory Company ("Northwestern Trust Company" or the "Trustee") acted as Trustee for the Plan until October 1, 1999. Effective October 1, 1999, Scudder Trust Company ("Trustee") serves as trustee for the Plan. The Trustee holds, invests and administers the trust assets and contributions of the Plan.

      CONTRIBUTIONS. Eligible employees electing to participate in the Plan may make contributions by payroll deductions of 1% to 15% of basic compensation as defined in the Plan document, to the extent not exceeding Internal Revenue Service ("IRS") imposed limitations on contributions ($10,500 for the

      2000 Plan year and $10,000 for the 1999 Plan year). Prior to each Plan year, employer contribution percentages are determined by the Plan Administrator. Employer matching contributions for 2000 were 33 1/3% of the first 6% of eligible compensation the employee contributes to the Plan. Employer matching contributions for 1999 were 25% of the first 6% of eligible compensation the employee contributes to the Plan. In 1999, a basic contribution of 1% of the first $12,000 basic compensation was made on behalf of each employee, even if that employee was not contributing to the Plan. Effective October 1, 1999, the Plan was amended to eliminate the basic contribution. Effective September 1, 2000, the Plan was amended primarily for the following provisions: 1) to entitle all employees to be participants except for individuals covered by a collective bargaining contract, 2) to offer a "Company Stock Fund" where employees can invest their deferral and rollover contributions in the publicly-traded common stock of Community Health Systems, Inc., and 3) to require the employer matching contribution to be invested in the Company Stock Fund on behalf of each participant, and that such contributions shall be made in either cash or shares of common stock.

      PARTICIPANT ACCOUNTS. The Retirement Committee utilizes the services of an outside firm to maintain individual accounts of each participant and record separately all activity as follows:

      "The Deferred Account"        The value of participants' employee
                                    contributions and earnings on those
                                    contributions are maintained in this
                                    account.

      "The Basic Account"           The value of basic contributions made by the
                                    Company on behalf of participant and
                                    associated earnings are maintained in this account. Effective October 1, 1999, basic contributions will no longer be made.

      "The Rollover Account"        The value of any rollover contributions from
                                    another qualified plan and associated
                                    earnings are maintained in this account.

      "The Matching Account"        The value of matching contributions made by
                                    the Company on behalf of participants and associated earnings are maintained in this account.

      VESTING. The balance in the participant's Deferred, Basic and Rollover Accounts is at all times fully vested and nonforfeitable. A participant becomes 20% vested in his "Matching Account" after three years of service and an additional 20% for each year of service thereafter until fully vested. A participant is credited with one year of service if he/she works 500 or more hours during the Plan year. Termination of participation in the Plan prior to the scheduled vesting period results in forfeiture of the unvested portion of a participant's Matching Account. These forfeitures shall be applied to reduce the Company's matching contribution payments made to the Plan in future periods. Forfeitures of $275,000 and $361,067 were applied against the Company's matching contribution payments for the years ended December 31, 2000 and 1999, respectively.

      PAYMENT OF BENEFITS. A participant or his designated beneficiary is entitled to a distribution of the total value of his accounts upon his retirement at age 65, becoming totally and permanently disabled or death. Upon the termination of employment of a participant before reaching his 65th birthday for reasons other than death, he is entitled to receive the total value of his Deferred, Basic and Rollover Accounts and the vested portion of his Matching Account. While the participant is employed, he can withdraw only in the event of financial hardship, and such withdrawals are limited to the value of his Deferred, Basic and Rollover Accounts and the vested portion of his Matching account. The Retirement Committee shall require a participant requesting a hardship withdrawal to submit proof which demonstrates an immediate and heavy financial need which cannot be reasonably satisfied from other resources of the participant.

      FUNDING. The Company shall transfer to the Trustee, as soon as practical, the full matching contribution after the close of the Plan year. In 1999, one-fourth of the annual basic contributions were transferred at the end of each quarter and the remaining employer contribution after the close of the Plan year.

      INVESTMENTS OPTIONS. Contributions to the Plan shall be invested by the Trustee according to the participant's instruction in one or in a combination of several fund options. Effective October 1, 1999 the fund options were changed with the change in Trustee. Participants may change their investment election or initiate transfers between funds on a monthly basis by giving notice to the Plan administrator.

      PLAN TERMINATION. Although it has not expressed any intent to do so, the Company's Board of Directors has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of Plan termination, participants will become 100% vested in their respective accounts.

      PARTICIPANT NOTES RECEIVABLE. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Trustee. Interest rates range from 7.75% to 9.50% as of December 31, 2000. Principal and interest is paid ratably through payroll deductions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING. The Plan's financial statements are prepared under the accrual method of accounting.

      USE OF ESTIMATES. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      VALUATION OF INVESTMENTS. The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      EXPENSES. The participants of all funds are charged with expenses in connection with the purchase and sale of shares in each respective fund; all other expenses incurred in the administration of the Plan are borne by the Company. The Company paid $233,644 and $284,939 for Plan expenses in 2000 and 1999, respectively.

      PAYMENT OF BENEFITS. Benefits are recorded when paid.

      RECENT ACCOUNTING PRONOUNCEMENT NOT YET ADOPTED. Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Plan will adopt SFAS No. 133 effective January 1, 2001. Management does not expect the adoption of SFAS No. 133 to have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits of the Plan.

3.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but remain unpaid as of that date.

      The following is a reconciliation of benefits paid to participants from the financial statements to Form 5500 for the year ended December 31, 1999:

                                                                      1999
           Benefits paid to participants from the financial
             statements                                            $ 5,229,303
           Less: Amounts allocated to withdrawing participants
             at December 31, 1998                                      (50,738)
                                                                   -----------

           Benefits paid to participants from Form 5500            $ 5,178,565
                                                                   ===========

4.    TAX STATUS

      The Plan received a determination letter dated November 25, 1997, in which the IRS stated that the Plan was in compliance with the applicable requirements of Section 401(a) and Section 501(a) of the Internal Revenue Code ("the Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.    INVESTMENTS

      Investments that represent five percent or more of the net assets available for benefits as of December 31, 2000 and 1999 are as follows:

       INVESTMENT                                               FAIR VALUE
       ----------                                               ----------
       December 31, 2000:
           Kemper Total Return Fund                        $    15,453,785
           Stock Index Fund                                     14,410,112
           Kemper Contrarian Fund                                7,664,680
           Scudder Stable Value Fund II                          6,748,399
           BT Preservation Plus Service Class                    5,979,422


                                      -7-

       December 31, 1999:
           Stock Index Fund                                $    17,054,712
           Kemper Total Return Fund                             16,572,915
           Kemper Contrarian Fund                                7,986,592
           Bankers Trust Preservation Fund                       6,334,945
           Scudder Stable Value Fund II                          5,290,767
           Kemper Global Discovery Fund                          3,178,143

                                     ******

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                              DESCRIPTION OF INVESTMENT INCLUDING
               IDENTITY OF ISSUE, BORROWER,                     MATURITY DATE, RATE OF INTEREET,                          CURRENT
                 LESSOR OR SIMILAR PARTY                       COLLATERAL, PAR OR MATURITY VALUE                           VALUE
    *     Scudder Kemper Investments            Kemper Total Return Fund                                                 $15,453,785

    *     Scudder Kemper Investments            Stock Index Fund                                                          14,410,112

    *     Scudder Kemper Investments            Kemper Contrarian Fund                                                     7,664,680

    *     Scudder Kemper Investments            Scudder Stable Value Fund II                                               6,748,399

          Banker's Trust                        BT Preservation Plus Service Class                                         5,979,422

    *     Scudder Kemper Investments            Kemper Global Discovery Fund                                               3,061,168

    *     Scudder Kemper Investments            Kemper Technology Fund                                                     2,326,136

          Janus                                 Janus Worldwide Fund                                                       1,830,358

          INVESCO                               INVESCO Dynamics                                                           1,396,164

    *     Scudder Kemper Investments            Kemper Blue Chip Fund                                                        887,979

          Franklin Templeton                    Franklin Templeton Small Capital Growth Fund                                 815,133

    *     Scudder Kemper Investments            Kemper-Dreman Hi Return Equity                                               541,218

    *     Scudder Kemper Investments            Kemper Income and Capital Preservation Fund                                  302,169

    *     Community Health Systems, Inc. (CHS)  CHS Stock Fund                                                               241,812

    *     Scudder Kemper Investments            Kemper Horizon 10+ Portfolio                                                 163,944

    *     Scudder Kemper Investments            Kemper Horizon 20+ Portfolio                                                 143,685

    *     Scudder Kemper Investments            Kemper Horizon 5+ Portfolio                                                   79,630

                                                Participant notes receivable with interest rates ranging from 7.75%
                                                to 9.50% and maturities ranging from February 2, 2001 to
                                                January 5, 2006.                                                           1,613,295

----

    *     Identified party-in-interest                                                                                   $63,659,089
                                                                                                                         ===========

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN


Date:  06/29/01              By:               /s/ WAYNE T. SMITH
       ----------------               -------------------------------------
                                                  Wayne T. Smith
                                              Chariman of the Board
                                      President and Chief Executive Officer


Date:  06/29/01              By:               /s/ W. LARRY CASH
       ----------------               -------------------------------------
                                                  W. Larry Cash
                                           Executive Vice President and
                                             Chief Financial Officer


Date:  06/29/01              By:               /s/ T. MARK BUFORD
       ----------------               -------------------------------------
                                                  T. Mark Buford
                                                Vice President and
                                               Corporate Controller

                                  EXHIBIT INDEX


Exhibit
Number   Description
-------  -----------

23       Independent Auditors' Consent